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Exhibit 99(a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 26, 2008 (the "Offer to Purchase"), and the related Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

NOTICE OF OFFER TO PURCHASE
ALL OUTSTANDING SHARES OF COMMON STOCK

OF

NAPSTER, INC.

AT

$2.65 NET PER SHARE

BY

PUMA CAT ACQUISITION CORP.,
A DIRECT WHOLLY-OWNED SUBSIDIARY OF
BEST BUY CO., INC.

        Puma Cat Acquisition Corp., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), is offering to purchase all outstanding shares of common stock, par value $0.001 per share and the stock purchase rights associated with such shares (the "Shares"), of Napster, Inc., a Delaware corporation ("Napster"), at a price of $2.65 per Share, without any interest or accrued dividends thereon, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2008, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Following consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,
AT THE END OF FRIDAY, OCTOBER 24, 2008, UNLESS THE OFFER IS EXTENDED.

         The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn before the expiration date of the Offer a number of Shares, which, together with any other Shares directly or indirectly owned by Best Buy, in the aggregate, would constitute more than fifty percent (50%) of the Shares on a fully-diluted basis on the expiration date of the Offer. The Offer is also subject to the other conditions set forth in Section 14 of the Offer to Purchase.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 14, 2008 (the "Merger Agreement"), by and among Best Buy, Purchaser and Napster. The purpose of the Offer is to acquire for cash as many Shares as possible as a first step in acquiring control of, and the entire equity interest in, Napster. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Napster (the "Merger"), with Napster surviving the Merger as a wholly-owned subsidiary of Best Buy. At the effective time of the Merger, each outstanding Share (other than Shares held by Purchaser or Best Buy and Shares owned by Napster as treasury shares, which will be cancelled without payment, and Shares owned by Napster stockholders who have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive $2.65 in cash without any interest or accrued dividends thereon.

        The Board of Directors of Napster has unanimously approved and declared advisable and in the best interests of Napster and its stockholders the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and has recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to U.S. Bank National Association (the "Depositary") of its acceptance of such Shares for payment pursuant to the Offer. In all cases upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders whose Shares have theretofore been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) share certificates for such Shares or a timely Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) with respect to such Shares and (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or any delay in making such payment.

        The term "Expiration Date" means 12:00 midnight, Eastern time, at the end of Friday, October 24, 2008, unless and until Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Subject to the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Additionally, so long as the Offer and the Merger Agreement have not been terminated pursuant to the terms of the Merger Agreement, if, upon the Expiration Date, the conditions to the Offer set forth in Section 14 of the Offer to Purchase have not have been satisfied or earlier waived, Purchaser shall, and Best Buy shall cause Purchaser to, extend the Offer and the Expiration Date to a date that is not more than ten (10) business days after the previously scheduled Expiration Date. In each case, any extension will be followed as promptly as practicable by a public announcement thereof, with any announcement of an extension to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Except as provided by applicable law and without limiting the manner in which Purchaser could choose to make a public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering stockholder to withdraw the tendered Shares.

        In accordance with the provisions of Rule 14d-11 under the Securities Exchange Act of 1934 (the "Exchange Act"), if, upon the Expiration Date, Purchaser and Best Buy do not collectively own at least 90% of the outstanding Shares (including Shares accepted for purchase, but excluding Shares tendered by means of guaranteed delivery and not yet delivered), Purchaser shall, and Best Buy shall cause Purchaser to provide for, a subsequent offering period of no less than three (3) and no more than twenty (20) business days in length following the expiration of the Offer on the Expiration Date (the "Subsequent Offering Period") to solicit more Shares. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not previously tendered into the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same Offer Price will be paid to stockholders tendering Shares in the Offer and in a Subsequent Offering Period, if one is included.

        Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time on or after November 25, 2008. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares if different from that of the person who tendered such Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in Section 3 of the Offer to Purchase (except in the case of Shares tendered for the account of the Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date, or during a Subsequent Offering Period (if available), by following any of the procedures described in Section 3 of the Offer to Purchase.

        Napster has provided Purchaser with Napster's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and, if required, any other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or in the name of whose nominees, appear on Napster's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares by Purchaser.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent, as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) for soliciting tender of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street
New York, New York 10005
(212) 269-5550 (call collect)
(800) 628-8532 (call toll-free)

September 26, 2008

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  Exhibit 99(a)(1)(H)